

May 23, 2012

Changkui Zhu
Chief Executive Officer
Target Acquisitions I, Inc.
Chunshugou Luanzhuang Village
Zhuolu County, Zhangjiakou
Hebei Province, China, 075600

> **Re: Target Acquisitions I, Inc.**
> **Form 8-K/A**
> **Filed March 13, 2012**
> **Response dated May 3, 2012**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for Fiscal Year Ended March 31, 2012**
> **Filed May 21, 2012**
> **File: 000-53328**

Dear Mr. Zhu:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A

General

1. We reissue comments 2, 3 and 4 of our letter dated March 30, 2012. We cannot review or clear your response to these comments until we receive draft disclosure or an amended Form 8-K in which all changes are incorporated. Please provide draft disclosure or an amended Form 8-K to address these comments.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your Form 8-K that you are an emerging growth company and revise your Form 8-K to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Financial Statements as of and for the Years Ended December 31, 2010 and 2009

Note 9 – Asset Retirement Cost and Obligation, page F-13

3. We reviewed your response to our prior comment 5, noting your assertion that you no longer believe a liability of $1,598,501 at December 31, 2010 for mine restoration has been incurred at the Zhuolu mine. Such liability appears to have been reduced to $7,414. Please reconcile this current assertion with your responses to (i) our prior comment 6 and (ii) our prior comment 16 of our letter dated January 25, 2012. Specifically, you previously asserted that "it is probable that a remediation liability has been incurred as a result of [your] activities to date" and that your "activities to date obligate [you] to perform remedial activities at the time mining stops." Since your response appears to indicate that it is probable that such liability had been incurred as of December 31, 2010, please tell us why you no longer believe such liability should have been fully accrued (i.e. $1,598,501). Refer to FASB ASC 450-20-25-2a.

4. We also note in your response to our prior comment 6 that you believe the only way to record an obligation to restore the ground to its original condition is to debit an asset for the present value of the future cash flows resulting from this obligation. You have not established how this position (i.e. recording an asset versus expense) is within the scope of FASB ASC 410-20-15. Please advise or revise.

Form 10-K for the Fiscal Year Ended December 31, 2011

MD&A, page 38

5. We note the disclosure on page 41 that even though you have an agreement with your one customer to purchase 100% of your mining output, you have not sold all of the processed ore inventory as of December 31, 2011 due to pricing negotiations. Please provide a more detailed discussion of the reasons for the negotiations and the impact this may have upon your revenues and operations.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 9A – Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 49

6. We note you concluded that your internal controls over financial reporting were effective as of December 31, 2011. Considering (i) your risk factor disclosure on page 20 and (ii) your responses to our prior comments 21 – 26 of our letter dated November 2, 2011 highlighting that those primarily responsible for the preparation of your books and records and financial statements do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP, it appears to us that your lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

Changes in Internal Controls, page 50

7. We note your disclosure on page 49 that you adopted the system of disclosure controls and procedures of China Real Fortune Mining Limited as a result of your October 1, 2011 acquisition. Please revise to disclose the related material changes in your internal control over financial reporting as required by Item 308(c) of Regulation S-K.

Form 10-Q for Fiscal Year Ended March 31, 2012

Financial Statements

8. We note your comparative interim financial statements for the quarter ended March 31, 2011 continue to present asset retirement costs (i.e. assets and liabilities). Such presentation appears to be inconsistent with your response to our prior comment 5. Please advise or revise to restate your interim financial statements.

9. Please revise your Form 10-Q, as necessary, to comply with our comments above.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319, or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Vincent McGill, Esq.